

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

Via E-mail
Anthony D. Somma
Chief Financial Officer
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

      Re: **Westar Energy, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 1-3523

Dear Mr. Somma:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 58

Consolidated Statements of Changes in Equity, page 65

1.   Please provide us with a reconciliation of the issuance of stock, amortization of restricted stock and stock compensation and tax benefit line items in this statement to the related amounts in the consolidated statements of cash flows and the supplemental cash flow information in Note 2.

Notes to Consolidated Financial Statements, page 66

Note 3. Rate Matters and Regulation, page 71

2. Please supplementally explain the history of the regulatory asset relating to depreciation including why a portion of depreciation for financial reporting purposes was deferred. Tell us over what period it arose and the identity of the plant(s) to which it relates to including whether any plant(s) were recently completed. Tell us when you started amortizing this regulatory asset.

3. Please explain to the staff whether disallowed plant costs that were authorized for recovery without a return are reflected at the recovery amount or a discounted amount and the basis for your accounting. See ASC 980-360-35-12.

4. Using the applicable amounts in Notes 4, 5 or 14, please show us how the regulatory liability entitled Nuclear decommissioning represents the difference between the fair value of the assets held in the decommissioning trust and the fair value of your ARO.

Note 9. Long-Term Debt, page 88

5. Reference is made to your disclosure in the sixth paragraph on page 89 that some debt instruments require the maintenance of leverage ratios. Please tell us whether any of these leverage ratios restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends. Please also provide us with an update as to whether any agreed-upon capital structure, or other regulatory provisions imposed by the KCC, serves to restrict the ability of KGE to transfer funds to Westar Energy in the form of loans, advances or dividends. If so, please tell us the amount of restricted net assets of KGE as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets of KGE exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Larry Irick
        General Counsel